UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Rockwood Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32609	52-2277366
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

100 Overlook Center, Princeton, New Jersey	08540
(Address of principal executive offices)	(Zip Code)

Thomas J. Riordan (609) 734-6406

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Item 1.01                   Conflict Minerals Disclosure and Report

A copy of the Rockwood Holdings, Inc. Conflict Minerals Report for the calendar year ended December 31, 2013 is filed herewith as Exhibit 1.02 and is available on the Rockwood Holdings, Inc. website at www.rocksp.com and is accessible at http://www.rockwoodspecialties.com/rock_english/ir/conflict_minerals_report.asp.

Item 1.02                   Exhibit

A copy of the Rockwood Holdings, Inc. Conflict Minerals Report for the calendar year ended December 31, 2013 is filed herewith as Exhibit 1.02 and is available on the Rockwood Holdings, Inc. website at www.rocksp.com and is accessible at http://www.rockwoodspecialties.com/rock_english/ir/conflict_minerals_report.asp.

Section 2 — Exhibits

Item 2.01                   Exhibits

Exhibit 1.02                              Conflict Minerals Report as required by Items 1.01 and 1.02 of this form.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ROCKWOOD HOLDINGS, INC.

(Registrant)

By:	/s/ Thomas J. Riordan	Dated: June 2, 2014
Thomas J. Riordan		(Date)
Senior Vice President, Law & Administration and Secretary